UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018;
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CNX Resources Corporation Investment Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CNX Resources Corporation
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CNX Resources Corporation
Investment Plan for
Salaried Employees
Index
December 31, 2018 and 2017

Page(s)

Report of Independent Registered Public Accounting Firm    1

Financial Statements

Statements of Net Assets Available for Benefits    2

Statement of Changes in Net Assets Available For Benefits    3

Notes to Financial Statements    4-19

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)    20-24

Note:
Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures    25

Index to Exhibit                                                 26

Report of Independent Registered Public Accounting Firm

Trustees, Investment Plan Committee, Audit Committee, and Participants
CNX Resources Corporation Investment Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CNX Resources Corporation Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2005.

Pittsburgh, Pennsylvania
June 27, 2019

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
	2018	2017
ASSETS

Investments
Investments at Fair Value (See Note 3)	$286,308,775	$402,377,259
Investments at Contract Value (See Note 4)	291,006,824	381,652,236
	577,315,599	784,029,495

Receivables
Due from Broker for Securities Sold	70	27,248
Accrued Interest and Dividends	885	814
Notes Receivable from Participants	3,612,740	12,527,917
	3,613,695	12,555,979

Cash	813,254	4,886,815

NET ASSETS AVAILABLE FOR BENEFITS	$581,742,548	$801,472,289

The accompanying notes are an integral part of these financial statements.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2018

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$5,724,816
Participants – Rollovers	1,667,483
Employer	3,458,345
10,850,644

Interest Income from Notes Receivable from Participants	226,884

Interest and Dividends Investment Income	9,181,987

Total Additions	20,259,515

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	217,320,482
Net Depreciation in Fair Value of Investments	22,636,431
Administrative Expense	32,343
Total Deductions	239,989,256

Net Decrease	(219,729,741)

Net Assets Available for Benefits
Beginning of Year	801,472,289

END OF YEAR	$581,742,548

The accompanying notes are an integral part of these financial statements.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

1.	DESCRIPTION OF PLAN

The following description of the CNX Resources Corporation Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a tax-qualified, defined-contribution plan covering full-time salaried and part-time casual employees of CNX Resources Corporation and participating employers (collectively, “CNX Resources” or the “Company”). Employees can participate in the Plan on the first day of the first full pay period following the date they first become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (the “Code”).

On November 28, 2017, the former parent company, CONSOL Energy Inc. (herein referred to as “Legacy CONSOL”) separated into two independent, publicly-traded companies - an independently traded coal company previously known as CONSOL Mining Corporation and renamed CONSOL Energy Inc. (herein referred to as CONSOL) and an independently traded natural gas exploration and production company renamed CNX Resources Corporation. In connection with the spin-off, the name of the Plan was changed from the CONSOL Energy Inc. Investment Plan for Salaried Employees to the CNX Resources Corporation Investment Plan for Salaried Employees. Assets of the Plan were not spun off.

The Plan administrator is the Investment Plan Committee of CNX Resources, whose members are appointed by the Board of Directors (the “Board”) of CNX Resources. The Investment Plan Committee also has responsibility for selecting and overseeing the Plan’s investments. The Board has the authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) as trustee for the Plan.

During the period from January 1, 2017 to November 27, 2017, the Plan offered Legacy CONSOL common stock (the “CONSOL Stock Fund”) (Ticker Symbol: CNX) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. In connection with the separation transaction described above, Legacy CONSOL changed its name to CNX Resources Corporation. As such, the name of the former CONSOL Stock Fund was changed to the CNX Resources Corporation Stock Fund. The common stock retained the ticker symbol CNX.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

I.	DESCRIPTION OF PLAN (Continued)

In connection with the spin-off, participants that became employees of CONSOL were terminated from the CNX Resources control group and thus the Plan. As with any terminated employee, they were provided the option to either roll over their account balances into another qualified plan or leave their balance within the Plan.

Also, in connection with the spin-off, the former CONSOL Stock Fund (now known as the CNX Resources Corporation Stock Fund) received one share of the newly formed common stock of CONSOL Energy Inc. (NYSE: CEIX) for every eight shares of Legacy CONSOL (NYSE: CNX) that were held as of November 15, 2017. No fractional CEIX shares were issued; therefore, participants in the Plan that were due fractional shares in CEIX received cash in lieu of shares. The Plan formed a separate stock fund (the “new CONSOL Stock Fund”) to hold shares of the newly formed common stock issued by the new CONSOL Energy Inc. (CEIX) and established proportional accounts for the participants in the CNX Resources Corporation Stock Fund. The Plan partially closed the new CONSOL Stock Fund, meaning that it will not accept purchases of shares of CEIX subsequent to November 27, 2017. Effective November 29, 2017, participants were permitted to sell shares of the newly formed common stock of CONSOL (CEIX) held in the new CONSOL Stock Fund.

For the year ended December 31, 2018, dividends from the CNX Resources Corporation Stock Fund and the new CONSOL Stock Fund paid to participants in cash were not significant.

Effective December 28, 2018, new contributions and fund transfers into the CNX Resources Corporation Stock Fund are no longer permitted. Participants are able to maintain their current holdings; however, the CNX Resources Corporation Stock Fund will not accept purchases of shares as of December 28, 2018. If participants did not elect a new investment vehicle to redirect their allocation from the CNX Resources Corporation Stock Fund, the contributions were automatically redirected to the Vanguard Small-Cap Index Fund Institutional Class.

Contributions – Participants may make before-tax and/or after-tax contributions of 1% to 75% of eligible compensation to the Plan through payroll deductions. CNX Resources matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

I.	DESCRIPTION OF PLAN (Continued)

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate if no action is taken by the employee within 45 days from the date they first become eligible. Under the automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by Bank of America based on certain demographic characteristics of the participant. A participant may elect not to participate in the Plan at any time.

A participant may also separately designate from 1% to 75% (not to exceed $10,000) of any incentive compensation payment as a before-tax and/or after-tax contribution.

Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

The Company may also make discretionary contributions to the Plan ranging from 1% to 6% of eligible compensation for eligible participants (as defined by the Plan). There were no discretionary contributions made by the Company for the year ended December 31, 2018. All participant and employer contributions are subject to regulatory and Plan limitations, and total contributions credited to a participant’s account are further subject to annual addition limitations under the Code.

Participant Accounts – Each participant’s account is (i) credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and (ii) charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the investment options offered by the Plan, including registered investment companies, a stable value fund, or, prior to December 28, 2018, common stock.

Vesting – Participants are immediately vested in their contributions and any contributions made by the Company plus actual earnings (losses) thereon.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

I.	DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants – Participants may borrow up to the lesser of one-half of their account balances (subject to a $1,000 minimum) or required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remains fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or ACH account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2018, loan interest rates ranged from 4.25% to 6.25%.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70½ or terminates employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period that would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax contributions may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59½ or defined hardship.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investments held by a defined-contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of common stock are based on the average cost of the securities sold. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and calculated using a simple-interest method on principal amounts. The Plan administrator considers delinquent loans to be defaulted on the last day of the calendar quarter following the quarter in which the last payment was made and reclassified as a distribution based on the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Fees related to specific participant transactions are charged directly to the participant’s account and are included in administrative expenses. Also charged to the Participant accounts effective January 1, 2019 are administrative expenses such as recordkeeping (keeping track of participant accounts and transactions), custodial services (safekeeping of participants’ assets associated with the Plan), and professional/legal services (such as an annual third party plan audit, investment consulting, and annual legal filings), as well as services such as providing call centers, websites, account statements and educational materials related to saving and investing for retirement. The Plan assesses these administrative expenses as a flat fee on an annual per capita basis. Asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Other administrative expenses are paid by CNX Resources at no cost to the Plan.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – Prior to the removal of the CNX Resources Corporation Stock Fund as an available investment option for future contributions effective December 28, 2018 described in Note 1, the Plan’s ESOP provision previously provided that participants may have invested a portion or all of their account in Company stock, although the right to invest has been restricted as provided above. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elected to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2018 and 2017, and from the period since inception of the ESOP, there were no Company contributions in the form of Company stock.

Recent Accounting Pronouncement – In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, which changes the fair value measurement disclosure requirements of Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 amends the prior disclosure requirements to add, remove, and modify certain financial statement disclosures. ASU 2018-13 is effective for annual periods beginning after December 15, 2019 and early adoption is permitted under the guidance. Management of the Plan is currently assessing the impact that ASU 2018-13 will have on the Plan’s financial statements.

Subsequent Events – Plan management has evaluated subsequent events and has concluded that there were no subsequent events requiring adjustments to the financial statements or related disclosures, except as disclosed in Notes 1 and 7, as stated herein.

3.    FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

3.    FAIR VALUE MEASUREMENTS (Continued)

The three levels of the fair value hierarchy are described as follows:

•
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open-ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e., purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Common Stock – The CNX Resources Corporation Stock Fund (formerly known as the CONSOL Stock Fund) and the new CONSOL Stock Fund are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

3.    FAIR VALUE MEASUREMENTS (Continued)

business day of the respective plan year. As a result, the fair value measurement of these investments has been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$262,802,669	$0	$0	$262,802,669
Common Stock	23,506,106	0	0	23,506,106
Investments at Fair Value	$286,308,775	$0	$0	$286,308,775

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$363,298,571	$0	$0	$363,298,571
Common Stock	39,078,688	0	0	39,078,688
Investments at Fair Value	$402,377,259	$0	$0	$402,377,259

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2018, there were no such transfers in or out of Levels 1, 2 or 3.

4.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan invests in a Stable Value Fund (“SVF”), which represents a fully benefit-responsive investment contract. The SVF represents 50% and 49% of the Plan’s total investments at December 31, 2018 and 2017, respectively. The Plan owns the individual investments of the SVF, which consists of a short-term investment fund along with guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. GICs are comprised of assets

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

4.    FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

held in the issuing company’s general account and backed by the full faith and credit of the issuer. SAPs and SYNs are backed by underlying fixed income assets. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third-party guarantors. Collateral is generally not provided.

On June 5, 2018, the guaranteed investment contracts reached maturity, and the principal and specified interest guaranteed were repaid to the Plan in the amount of $26,281,882.

The composition of assets of the SVF at contract value as of December 31, 2018 and 2017 is as follows:

	2018	2017

Synthetic Guaranteed Investment Contracts	$191,125,497	$256,045,543
Separate Account Portfolios	92,643,491	97,458,829
Guaranteed Investment Contracts	-	26,096,593
U.S. Government Security Fund	7,237,836	2,051,271
	$291,006,824	$381,652,236

The following disclosures provide information about the nature of the investments in the SVF.

U.S. Government Security Fund – This security is a short-term investment fund (i.e., money market fund) designed to provide daily liquidity to the SVF.

Guaranteed Investment Contracts – The insurer maintains the assets (underlying portfolio owned by insurer) of the GIC in a general account, backed by the full faith and credit of the insurer. Regardless of the performance of the general account assets, a GIC will provide a fixed rate of return as negotiated when the contract is purchased.

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully separated from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets.

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

specified period of time assuming that the underlying assets meet the requirements of a GIC. This pool of assets includes short-term investment funds, liquid government or corporate debt securities, fixed income collective trusts, options and swap contracts.

SYNs within the SVF are comprised of the following:

	Credit	December 31
	Rating	2018	2017
SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$74,003,037	$97,732,907
Voya Retirement Ins. & Annuity Co.	AA	14,021,116	20,627,491
Transamerica Premier Life Insurance Co.	AA	14,018,966	20,616,536
Voya Retirement Ins. & Annuity Co.	AA	44,566,142	58,551,356
Transamerica Premier Life Insurance Co.	AA	44,516,236	58,517,253
Total SYNs (at Contract Value)		$191,125,497	$256,045,543

Contract or crediting rates for GICs are negotiated with the issuer and are effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset periodically throughout the year and are based on the performance of the assets underlying the contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibit the Plan from purchasing contracts from issuers with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts must be A3/A- or higher at all times and no single GIC issuer may represent more than 5% of the total SVF. Additionally, the Plan administrator and the Plan’s third-party investment advisors continually monitor the issuers of these investments through external credit rating agencies and monitor credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers. There were no reserves against contract value for credit risk of the contract issuers or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial plan termination or merger with another plan or distribution of any participant communication designed to induce

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

participants to withdraw or otherwise transfer amounts from the SVF), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e., GICs, SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the Code.

•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.

•
The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives make a material misrepresentation, including acts of fraud or deceit, that affects the intent, structure, or risk profile of the contract.

•	A material amendment is made to the Plan (including complete or partial termination or merger with another plan) and/or an amendment that adversely impacts the issuer.

•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For SAPs and SYNs, additional termination events include but are not limited to the following:

•	The investment manager of the underlying securities is replaced without prior written consent of the issuer.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (Continued)

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For GICs, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties at termination. For SAPs and SYNs, termination is at market value of the underlying securities, less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a SAP or SYN that terminates the contract with another SAP or SYN issuer. Both options help maintain stable contract value.

Participants investing in the SVF are assigned units at the time of investment based on the net asset value per unit.

5.    TAX STATUS

The Plan obtained its latest determination letter from the IRS dated September 25, 2014, stating that the Plan was qualified under the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken, or expected to be taken, that would require recognition of a tax liability and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

	2018	2017

Net Assets Available for Benefits per the Financial Statements	$581,742,548	$801,472,289
Amounts Allocated to Withdrawing Participants	(813,254)	(4,884,620)
Net Assets Available for Benefits per Form 5500	$580,929,294	$796,587,669

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018 to Form 5500:

Benefits Paid to Participants per the Financial Statements	$217,320,482
Amounts Allocated to Withdrawing Participants at December 31, 2018	813,254
Less: Amounts Allocated to Withdrawing Participants at December 31, 2017	(4,884,620)
Benefits Paid to Participants per Form 5500	$213,249,116

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2018 or 2017, but not yet paid as of that date.

7.    TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments, including several underlying SYN assets within the SVF, are managed by Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. The Plan also issues loans to participants, which are secured by the participants’ account balances. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

Merrill Lynch, Pierce, Fenner, and Smith (“MLPF&S”), a subsidiary of Bank of America, provides certain administrative services to the Plan pursuant to a service agreement between the Company and MLPF&S. MLPF&S receives revenue from mutual fund and SVF service providers for services MLPF&S provides to the funds. This revenue is used to offset certain amounts owed to MLPF&S for its administrative services to the Plan. If the revenue received by MLPF&S from such fund service providers exceeds the amount owed under the service agreement, MLPF&S remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of Plan participants. Alternatively, the Plan or Company may make a payment to MLPF&S for

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

7.    TRANSACTIONS WITH PARTIES-IN-INTEREST (Continued)

administrative expenses not covered by revenue sharing. During 2018, there were no amounts of excess revenue returned to the Plan’s trust. If any excess revenue is noted, those fees qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

Effective January 1, 2019, the Plan and the Plan’s recordkeeper will move to a per account expense model instead of a revenue sharing model for the handling of administrative expenses. Any revenue sharing amounts received will be directly credited to the accounts of participants invested in those funds that share revenue quarterly, while the administrative costs will apply to all participants to pay for administrative expenses.

Two of the investment vehicles available to participants, the CNX Resources Corporation Stock Fund (CNX) and the new CONSOL Stock Fund (CEIX), contain stock of CNX Resources, CONSOL, and prior to November 28, 2017, Legacy CONSOL. The Plan held 1,662,524 and 2,059,873 shares of either CNX Resources common stock or Legacy CONSOL common stock (prior to November 27, 2017) at December 31, 2018 and 2017, respectively, which represents approximately 3% and 4% of investments held by the Plan. The Plan held 142,544 and 226,341 shares of CONSOL common stock (CEIX) at December 31, 2018 and 2017, which represents approximately 1% of investments held by the Plan. In addition, during 2018, the Plan purchased 283,938 shares of CNX Resources common stock at an aggregate cost of $4,294,300 and sold 681,287 shares (including 162,749 of in-kind shares) of CNX Resources common stock for total proceeds of $7,972,774. During 2018, the Plan sold 83,797 shares (including 17,164 of in-kind shares) of CONSOL common stock (CEIX) for total proceeds of $2,465,106. During 2018, there were no purchases of CONSOL common stock.

Additionally, certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES
Notes to Financial Statements
December 31, 2018 and 2017

8.    RISKS AND UNCERTAINTIES (Continued)

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in various financial instruments, including futures, interest rate swap contracts, and option contracts, that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. Interest rate swap contracts involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed-upon periodic interest rate multiplied by a predetermined notional principal amount. Investments in financial futures contracts are solely for the purpose of hedging the Plan’s existing portfolios securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as margin variation, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The Plan recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Plan may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets. As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium. The Plan’s investments in futures, interest rate swap contracts, and option contracts are insignificant to the financial statements as of December 31, 2018 and 2017 and for the year ended December 31, 2018.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2018                         Supplemental Schedule

		(c) Description of Investment Including Maturity	(d) Cost and
	(b) Identity of Issue, Borrower, Lessor or	Date, Rate of Interest, Collateral, Par or	Number of
(a)	Similar Party	Maturity Value	Shares/Units**	(e) Current Value

	Common Stock
*	CONSOL Stock Fund	Ordinary Shares	142,544	$4,520,079
*	CNX Resources Corp. Stock Fund	Ordinary Shares	1,662,524	18,986,027
	Total Common Stock			23,506,106

	Interests in Registered Investment
	Companies
	American Funds	Europacific Growth Fund	305,032	13,723,369
	American Funds	Washington Mutual Fund	439,966	18,078,216
	BlackRock	Inflation Protected Bond Fund	545,299	5,578,406
	ClearBridge	Large Cap Growth Fund	340,833	14,775,097
	DFA	Emerging Markets Core Equity Portfolio Fund	307,205	5,913,702
	Dodge & Cox	Income Fund	638,150	8,461,864
	Janus	Enterprise Fund	201,422	22,180,546
	JPMorgan	Small Cap Equity Fund	140,984	6,880,036
	Primecap	Odyssey Stock Fund	554,802	15,961,662
	Vanguard	Institutional Index Fund	261,999	59,617,781
	Vanguard	Mid Cap Index Fund	529,232	19,994,403
	Vanguard	Small Cap Index Fund	314,940	19,910,480
	Vanguard	Total Bond Market Index Fund	2,197,700	22,965,964
	Vanguard	Total International Stock Index Fund	283,473	28,761,143
	Total Interests in Registered
	Investment Companies			262,802,669

	Stable Value Fund
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.72%	29,904,321	29,904,321
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.22%	16,538,611	16,538,611
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 3.08%	33,818,497	33,818,497
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 2.03%	12,382,062	12,382,062
	BlackRock Liquidity Funds T-Fund	Money Market Fund, 2.49%	7,237,836	7,237,836

	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.45%	74,003,037
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	3,680,297	45,867,460
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	2,202,438	26,964,721
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		1,170,856

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2018                         Supplemental Schedule

		(c) Description of Investment Including Maturity	(d) Cost and
	(b) Identity of Issue, Borrower, Lessor or	Date, Rate of Interest, Collateral, Par or	Number of
(a)	Similar Party	Maturity Value	Shares/Units**	(e) Current Value

	Perpetual Window Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 1.448%	14,021,117
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 1.423%	14,018,966
	Underlying Security Description:
	GEM Trust	GEM Trust Short Duration	892,024.8572	11,413,905

	Cash:
	US Dollar	Cash	(101,810)	(101,810)

	Corporate Bonds:
	AT&T, Inc.	Corporate Bonds, 1% 01 Jun 2021	100,000	99,360
	SL Green Operating Partnership	Corporate Bonds, 1% 16 Aug 2021	100,000	99,573
	United Technologies Corp	Corporate Bonds, 1% 16 Aug 2021	100,000	99,624
	Wells Fargo & Company	Corporate Bonds, 1% 24 Jan 2023	150,000	148,550
	Consolidated Edison Co O	Corporate Bonds, 1% 25 Jun 2021	100,000	99,015
	Anthem Inc.	Corporate Bonds, 2.5% 21 Nov 2020	99,822	98,627
	General Motors Finl Co	Corporate Bonds, 2.65% 13 Apr 2020	100,598	98,330
	Sumitomo Mitsui Finl Grp	Corporate Bonds, 2.784% 12 Jul 2022	100,000	97,441
	Deutsche Bank AG	Corporate Bonds, 2.85% 10 May 2019	202,148	198,798
	Enbridge Inc.	Corporate Bonds, 2.9% 15 Jul 2022	97,028	96,776
	American Tower Corp	Corporate Bonds, 3% 15 Jun 2023	99,742	96,212
	Arrow Electronics Inc.	Corporate Bonds, 3.25% 08 Sep 2024	94,572	93,111
	Barclays PLC	Corporate Bonds, 3.25% 12 Jan 2021	202,738	195,860
	Verizon Communications	Corporate Bonds, 3.376% 15 Feb 2025	106,518	97,041
	Santander Holdings USA	Corporate Bonds, 3.4% 18 Jan 2023	99,729	95,965
	Dell Int. LLC / EMC Corp	Corporate Bonds, 3.48% 01 Jun 2019	204,618	199,410
	Ryder System Inc.	Corporate Bonds, 3.5% 01 Jun 2021	99,961	100,129
	Morgan Stanley	Corporate Bonds, 3.875% 29 Apr 2024	106,607	99,522
	Tyson Foods Inc.	Corporate Bonds, 3.95% 15 Aug 2024	50,113	49,710
	Lloyds Banking Group PLC	Corporate Bonds, 4.05% 16 Aug 2023	199,946	197,584
*	Bank of America Corp	Corporate Bonds, 4.1% 24 Jul 2023	216,756	202,714
	CVS Health Corp	Corporate Bonds, 4.1% 25 Mar 2025	100,067	99,002
	Excelon Corp	Corporate Bonds, 5.15% 01 Dec 2020	108,227	102,195
	Amer Airln Pt TrS 11 1	Corporate Bonds, 5.25% 31 Jul 2022	46,174	44,173
	Telefonica Emisiones Sau	Corporate Bonds, 5.877% 15 Jul 2019	107,951	101,198
	Reynolds American Inc.	Corporate Bonds, 6.875% 01 May 2020	107,362	104,057
	Intl Lease Finance Corp	Corporate Bonds, 8.25% 15 Dec 2020	117,200	107,578

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2018                         Supplemental Schedule

		(c) Description of Investment Including Maturity	(d) Cost and
	(b) Identity of Issue, Borrower, Lessor or	Date, Rate of Interest, Collateral, Par or	Number of
(a)	Similar Party	Maturity Value	Shares/Units**	(e) Current Value

Interest Rate Swap:
BWU00POR7 IRS USD RV 03Mlibor	Interest Rate Swap, 1% 19 Dec 2028	302,865	300,000
BWU00NBJ4 IRS USD RV 03Mlibor	Interest Rate Swap, 1% 20 Jun 2023	207,725	200,000
BWU00NBS4 IRS USD RV 03Mlibor	Interest Rate Swap, 1% 20 Jun 2048	222,072	200,000
BWU00INA1 IRS USD RV 03Mlibor	Interest Rate Swap, 1% 21 Dec 2026	1,087,401	1,000,000
SWU00OGP3 IRS USD PV 03Mlibor	Interest Rate Swap, 1% 25 Feb 2020	(4,000,000)	(4,000,000)
BWU00INA1 IRS USD PF 1.75000	Interest Rate Swap, 1.75% 21 Dec 2026	(1,000,000)	(933,581)
BWU00NBJ4 IRS USD PF 2.00000	Interest Rate Swap, 2% 20 Jun 2023	(200,000)	(195,165)
BWU00NBS4 IRS USD PF 2.50000	Interest Rate Swap, 2.5% 20 Jun 2048	(200,000)	(184,693)
SWU00OGP3 IRS USD RF 2.75000	Interest Rate Swap, 2.75% 25 Feb 2020	3,989,599	4,000,453
BWU00POR7 IRS USD PF 3.00000	Interest Rate Swap, 3% 19 Dec 2028	(300,000)	(307,016)

Collateralized Mortgage Obligation:
Freddie Mac	CMO, 1% 15 May 2037	9,089	9,153
Freddie Mac	CMO, 1% 15 May 2037	15,357	15,473
Freddie Mac	CMO, 1% 15 May 2037	26,447	26,700
Freddie Mac	CMO, 1% 15 May 2037	36,183	36,366
Freddie Mac	CMO, 1% 15 May 2037	39,660	39,509
Freddie Mac	CMO, 1% 15 May 2037	39,660	39,836
Freddie Mac	CMO, 1% 15 May 2037	44,868	45,327
Freddie Mac	CMO, 1% 15 May 2037	90,605	91,268
Government National Mortgage A	CMO, 1% 20 Oct 2037	44,155	44,002
Government National Mortgage A	CMO, 1% 20 Oct 2037	91,118	90,728
Fannie Mae	CMO, 1% 25 Apr 2037	2,544	2,553
Fannie Mae	CMO, 1% 25 Apr 2037	4,834	4,875
Fannie Mae	CMO, 1% 25 Apr 2037	8,316	8,296
Fannie Mae	CMO, 1% 25 Apr 2037	9,575	9,602
Fannie Mae	CMO, 1% 25 Apr 2037	11,709	11,818
Fannie Mae	CMO, 1% 25 Apr 2037	15,201	15,362
Fannie Mae	CMO, 1% 25 Apr 2037	23,344	23,486
Fannie Mae	CMO, 1% 25 Apr 2037	24,198	24,209
Fannie Mae	CMO, 1% 25 Apr 2037	34,125	34,433
Fannie Mae	CMO, 1% 25 Apr 2037	35,071	35,160
Fannie Mae	CMO, 1% 25 Apr 2037	41,808	42,025
Fannie Mae	CMO, 1% 25 Apr 2037	44,324	44,751
Fannie Mae	CMO, 1% 25 Apr 2037	51,529	52,034
Fannie Mae	CMO, 1% 25 Apr 2037	55,124	55,765
Fannie Mae	CMO, 1% 25 Apr 2037	80,722	81,249
Fannie Mae	CMO, 1% 25 Apr 2037	183,266	185,679

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2018                         Supplemental Schedule

		(c) Description of Investment Including Maturity	(d) Cost and
	(b) Identity of Issue, Borrower, Lessor or	Date, Rate of Interest, Collateral, Par or	Number of
(a)	Similar Party	Maturity Value	Shares/Units**	(e) Current Value

FHLMC Multifamily Structured P	CMO, 1.78% 25 Jul 2019	13,201	12,990
FHLMC Multifamily Structured P	CMO, 1.78% 25 Jul 2019	205,990	203,385
Fanniemae Aces	CMO, 2.944% 25 Jul 2039	66,263	63,611
Fanniemae Aces	CMO, 2.944% 25 Jul 2039	166,732	163,958
Comm Mortgage Trust	CMO, 2.972% 10 Oct 2049	101,129	98,887

Federal Home Loan Mortgage Asset:
Fed Hm Ln Pc Pool G08702	FHLMC, 3.5% 01 Apr 2046	146,965	139,409
Fed Hm Ln Pc Pool G08727	FHLMC, 3.5% 01 Oct 2046	155,258	151,477
Fed Hm Ln Pc Pool Q57913	FHLMC, 4% 01 Aug 2048	397,347	400,215
Fed Hm Ln Pc Pool G08847	FHLMC, 4% 01 Nov 2048	401,789	404,677
FNMA Pool AL9260	FNMA, 1% 01 Jun 2031	345,934	334,910
FNMA TBA 30 YR 3.5	FNMA, 3.5% 13 Feb 2049	98,719	99,907
FNMA TBA 15 YR 3.5	FNMA, 3.5% 19 Feb 2034	100,711	101,139
FNMA TBA 30 YR 4	FNMA, 4% 13 Feb 2049	1,014,063	1,018,440

Government Issues:
Treasury Bill	Government Issues, 0.01% 22 Jan 2019	1,893,650	1,897,578
Treasury Bill	Government Issues, 0.01% 22 Jan 2019	1,988,418	1,996,319
Treasury Bill	Government Issues, 0.01% 22 Jan 2019	2,789,886	2,793,751
Tenn Valley Authoritiy	Government Issues, 2.25% 15 Mar 2020	99,784	99,660
Federal Home Loan Bank	Government Issues, 2.625% 28 May 2020	99,964	100,144
US Treasury N/B	Government Issues, 2.875% 15 Nov 2021	300,094	303,339
US Treasury N/B	Government Issues, 2.875% 15 Nov 2021	703,512	712,194
US Treasury N/B	Government Issues, 2.875% 15 Nov 2021	1,300,559	1,305,889

Other Asset Backed Securities:
SLC Student Loan Trust	Other Asset Backed, 1% 15 Mar 2027	36,532	36,591
SLC Student Loan Trust	Other Asset Backed, 1% 15 Mar 2027	43,249	43,276
SLM Student Loan Trust	Other Asset Backed, 1% 27 Oct 2025	23,643	23,639
SLM Student Loan Trust	Other Asset Backed, 1% 27 Oct 2025	48,317	48,309
SLM Student Loan Trust	Other Asset Backed, 1% 27 Oct 2025	49,168	49,188
SLM Student Loan Trust	Other Asset Backed, 1% 27 Oct 2025	149,667	149,584

Municipals:
Met Transprtn Auth DNY Dedicate	Municipals, 5.355% 15 Nov 2023	116,132	110,119

Non-Security Asset Stock:
Credit Suisse Sec LLC COC	Cash Collateral for Futures	17,000	17,000
CCPC Cash Collateral USD	Cash	13,000	13,000
CCPC Cash Collateral USD	Cash	52,000	52,000

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002
Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)
December 31, 2018                         Supplemental Schedule

		(c) Description of Investment Including Maturity	(d) Cost and
	(b) Identity of Issue, Borrower, Lessor or	Date, Rate of Interest, Collateral, Par or	Number of
(a)	Similar Party	Maturity Value	Shares/Units**	(e) Current Value

	STIF-Type Instrument:
	Government Stif 9	Cash	233,578	233,578
	Various Payables			(1,115,668)
	Various Insurance Companies	Synthetic Wrap Agreements***		394,281

	Total Return Tier Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 3.367%	44,566,142
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 3.328%	44,516,234
	Underlying Security Description:
	GEM Trust	GEM Trust Opportunistic 3	2,859,852.8890	50,005,123
	GEM Trust	GEM Trust Risk Controlled 1	2,053,179.7886	34,661,574
	US Dollar	Cash	352,081	352,081
	State Street SSgA	2.44% 30 Dec 2030 Gov. Short Term
		Invest. Fund	7,689,668	7,689,668
	Various Payables			(113,484)
	Various Insurance Companies	Synthetic Wrap Agreements***		(3,512,586)
	Total Stable Value Fund			291,006,824

*	Participant Notes Receivable	Interest at 4.25% to 6.25%, maturing
		through 2028		3,612,740

				$580,928,339

*Indicates parties-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and, therefore is not included.
***    Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CNX Resources Corporation Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CNX RESOURCES CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 27, 2019
By:    /s/ Donald W. Rush
Donald Rush
Chief Financial Officer and Executive Vice President, CNX Resources Corporation
Plan Administrator

Index to Exhibit

Exhibit No.        Description
23.1            Consent of Independent Registered Public Accounting Firm